

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Erik Engelson
President and Chief Executive Officer
Lucira Health, Inc.
1412 62nd Street
Emeryville, California 94608

Re: Lucira Health, Inc.
Form S-1
Exhibit Nos. 10.12 and 10.13
Filed January 15, 2021
File No. 333-252164

Dear Mr. Engelson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance